Exhibit 99.2

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

November 6, 2024 (November 5, 2024)

Date of Report (date of earliest event reported)

RECURSION PHARMACEUTICALS, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-40323	46-4099738
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

41 S Rio Grande Street

Salt Lake City, UT 84101

(Address of principal executive offices)

(Zip Code)

(385) 269- 0203

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock, par value $0.00001 per share	RXRX	Nasdaq Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement

Amendment to Transaction Agreement

As previously disclosed, on August 8, 2024, Recursion Pharmaceuticals, Inc., a Delaware corporation (“Recursion”), and Exscientia plc, a public limited company incorporated under the laws of England and Wales with registered number 13483814 (“Exscientia”), entered into a transaction agreement (the “Transaction Agreement”), pursuant to which, subject to the terms and conditions set forth therein, including the requisite approval of each of Recursion’s stockholders and Exscientia’s shareholders, Recursion will acquire the entire issued and to be issued share capital of Exscientia pursuant to a scheme of arrangement under Part 26 of the United Kingdom Companies Act 2006 (the “Scheme of Arrangement” and such transaction, the “Transaction”).

On November 5, 2024, the parties to the Transaction Agreement executed the First Amendment to the Transaction Agreement (the “Amendment”) to provide that, (i) prior to the effective time of the Scheme of Arrangement (the “Effective Time”) and effective as of the Effective Time, Recursion will appoint to its board of directors one (1) member of Exscientia’s board of directors selected by Exscientia, subject to Recursion’s approval in compliance with the fiduciary duties of the Recursion board of directors, and (ii) prior to (or as promptly as practicable following) the Effective Time, Recursion will appoint to its board of directors one (1) additional individual if mutually agreed upon, prior to the Effective Time by Exscientia and Recursion and subject to the fiduciary duties of the Recursion board of directors, and subject in each case to such individual’s willingness and ability to serve on the Recursion board of directors at the time of appointment.

The foregoing description of the Amendment is subject to, and qualified in its entirety by, the Amendment, which will be filed by Recursion with the U.S. Securities and Exchange Commission and a copy of which is attached hereto as Exhibit 2.1 and is incorporated herein by reference.

Item 8.01	Other Events.

Supplemental Disclosures to Joint Proxy Statement

The following supplemental disclosures (the “Supplemental Disclosures”) should be read in conjunction with the definitive joint proxy statement, dated October 10, 2024 (as it may be amended or supplemented from time to time, the “joint proxy statement”), filed by Recursion and Exscientia with the U.S. Securities and Exchange Commission. The joint proxy statement relates to the Transaction Agreement and the Transaction. If the Transaction is completed, each ordinary share of Exscientia (each an “Exscientia Share”) will automatically be acquired by Recursion in exchange for 0.7729 shares of Recursion Class A Common Stock, par value of $0.00001 per share (the “Share Deliverable”). Because each American Depositary Share in Exscientia represents a beneficial interest in one Exscientia Share (each, an “Exscientia ADS”), each Exscientia ADS will also be exchanged for the Share Deliverable following the Effective Time.

The purpose of the Supplemental Disclosures is to provide supplemental information concerning the Transaction, including the Amendment. Except as described in these Supplemental Disclosures, the information provided in the joint proxy statement continues to apply. All paragraph headings and page references used herein refer to the headings and pages in the joint proxy statement before any additions or deletions resulting from the Supplemental Disclosures or any other amendments, and certain capitalized terms used below, unless otherwise defined, have the meanings set forth in the joint proxy statement. The supplemental information is identified below by bold, underlined text. ~~Stricken-through~~ text shows text being deleted from a referenced disclosure in the joint proxy statement. If information in the Supplemental Disclosures differs from or updates information contained in the joint proxy statement, then the information in the Supplemental Disclosures is more current and supersedes the different information contained in the joint proxy statement. THE SUPPLEMENTAL DISCLOSURES SHOULD BE READ IN CONJUNCTION WITH THE JOINT PROXY STATEMENT AND THE JOINT PROXY STATEMENT SHOULD BE READ IN ITS ENTIRETY.

The following bolded and underlined language is added to page 26 of the joint proxy statement in the section with the heading “Board of Directors of Recursion Following Completion of the Transaction (page 113).”

Pursuant to the Transaction Agreement, Exscientia may designate one~~two~~ member~~s~~ of the Exscientia Board, subject to approval of the Recursion Board in compliance with fiduciary duties under applicable law, to serve as a member~~s~~ of the Recursion Board following the consummation of the Transaction. In addition, prior to (or as promptly as practicable following) the Effective Time, Recursion will appoint to the Recursion Board one additional individual if mutually agreed upon prior to the Effective Time by Exscientia and Recursion and subject to fiduciary duties under applicable law.

The following bolded and underlined language is added to page 52 of the joint proxy statement in the section with the heading “5. The Exscientia Directors and the Effect of the Scheme of Arrangement on their Interests.”

Pursuant to the Transaction Agreement, Exscientia may designate one~~two~~ member~~s~~ of the Exscientia Board, subject to approval of the Recursion Board in compliance with fiduciary duties under applicable law, to serve as a member~~s~~ of the Recursion Board following the consummation of the Transaction.

The following bolded and underlined language is added to page 70 of the joint proxy statement in the section with the heading “Background of the Transaction.”

On October 26, 2022, Chris Gibson, Recursion’s chief executive officer, met with Andrew Hopkins, Exscientia’s then-current chief executive officer in Oxford, England, at Dr. Gibson’s invitation, to discuss Recursion’s and Exscientia’s respective businesses and the industry in which they operate. As part of this discussion, Dr. Gibson and Dr. Hopkins discussed, for the first time and on an exploratory basis, a potential combination of Recursion and Exscientia, with Dr. Hopkins expressing preliminary interest in a “merger of equals” transaction with Recursion. Ultimately, Dr. Gibson and Dr. Hopkins proposed (1) to continue these discussions and (2) for Recursion and Exscientia to enter into a mutual confidentiality agreement to facilitate these discussions and a related exchange of information regarding Recursion’s and Exscientia’s respective businesses.

On November 5, 2022, Exscientia and Recursion entered into a mutual confidentiality agreement, which contained customary mutual “standstill” provisions but did not contain “don’t ask, don’t waive” provisions and did not restrict either party from making confidential proposals that would otherwise be restricted by the standstill provisions to the board of directors of the other party.

The following bolded and underlined language is added to pages 70-71 of the joint proxy statement in the section with the heading “Background of the Transaction.”

On November 21, 2022, the Recursion Board met, with representatives of Wilson Sonsini Goodrich & Rosati, P.C., Recursion’s outside legal counsel (“Wilson Sonsini”) and Allen & Company in attendance. Dr. Gibson provided the Recursion Board with an update on discussions with Exscientia and certain related due diligence matters. Allen & Company discussed with the Recursion Board, on a preliminary basis and based on publicly available information and other information provided by Recursion management, certain (1) business information relating to Exscientia and the potential combination of Recursion and Exscientia and (2) historical trading and public market perspectives on Exscientia and Recursion, including implied financial metrics based on illustrative pro forma ownership levels. Following discussion, the Recursion Board approved the submission of a non-binding proposal to acquire Exscientia in an all-stock transaction in which Exscientia’s shareholders would own up to 35% of the pro forma common shares of the combined company following the transaction. The Recursion Board also met in executive session (without Dr. Gibson in attendance) to discuss these matters. The Recursion Board regularly meets in executive session without management in attendance as a matter of ordinary practice. In executive session, the Recursion Board discussed the potential leadership of the combined company; it was the consensus of the Recursion Board that Dr. Gibson would continue to serve as chief executive officer of the combined company, and that Recursion should propose that Dr. Hopkins join the Recursion Board as vice chair.

The following bolded and underlined language is added to page 74 of the joint proxy statement in the section with the heading “Background of the Transaction.”

On June 27, 2024, Exscientia and Recursion entered into an updated mutual confidentiality agreement to facilitate continued discussions, which contained customary mutual “standstill” provisions but did not contain “don’t ask, don’t waive” provisions and did not restrict either party from making confidential proposals that would otherwise be restricted by the standstill provisions to the board of directors of the other party.

The following bolded and underlined language is added to page 74 of the joint proxy statement in the section with the heading “Background of the Transaction.”

On July 17, 2024, the Recursion Board established a committee of the Recursion Board (the “Recursion Transaction Committee”), composed of Dr. Hershberg, the current chair of the Recursion Board, and Zavain Dar, to oversee Recursion’s exploration, evaluation, consideration, review and negotiation of a potential strategic transaction involving Exscientia and, as appropriate, make recommendations to the Recursion Board with respect thereto. The members of the Recursion Transaction Committee were not paid additional compensation in connection with their service on the Recursion Transaction Committee. The Recursion Transaction Committee was formed in light of the benefits, convenience, and efficiency of having a subset of directors oversee Recursion’s consideration and negotiation of a potential transaction with Exscientia in the context of (1) the potentially significant workload that could be involved with respect to these matters; and (2) the possibility that Recursion management and Recursion’s advisors would require feedback and direction on relatively short notice. The Recursion Transaction Committee was not formed to address any actual or perceived conflict of interest of any director or officer of Recursion. The Recursion Board did not condition the execution by Recursion of a transaction with Exscientia on the affirmative recommendation of the Recursion Transaction Committee. It was the expectation that the Recursion Board would continue to be actively involved in overseeing Recursion’s exploration, evaluation, consideration, review and negotiation of a potential transaction with Exscientia, and the Recursion Board retained the authority to approve any definitive agreements with respect to a transaction with Exscientia. The Recursion Transaction Committee has not been disbanded as of the date of this joint proxy statement.

The following bolded and underlined language is added to page 91 of the joint proxy statement in the section with the heading “Opinion of Recursion’s Financial Advisor.”

No company, business or transaction reviewed is identical or directly comparable to Recursion or Exscientia, their respective businesses or the Transaction nor, except as otherwise disclosed, were individual enterprise or transaction values derived from the selected public companies or selected precedent transactions, as applicable, independently determinative of the results of such analyses, and an evaluation of these analyses is not entirely mathematical; rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the public trading, acquisition or other values of the companies, businesses or transactions reviewed.

The following bolded and underlined language is added to page 92 of the joint proxy statement in the section with the heading “Opinion of Recursion’s Financial Advisor – Financial Analysis – Exscientia Selected Public Companies Analysis.”

Allen & Company selected a range of estimated enterprise values derived from the selected companies of $124 million to $719 million for Exscientia (with particular focus, based on Allen & Company’s professional judgment, on the 25th percentile and the 75th percentile of the estimated enterprise values observed for the selected companies).

The following bolded and underlined language is added to page 92 of the joint proxy statement in the section with the heading “Opinion of Recursion’s Financial Advisor – Financial Analysis – Selected Precedent Transactions Analysis.”

Allen & Company selected a range of estimated transaction values derived from the selected transactions of $458 million to $1.011 billion for Exscientia (with particular focus, based on Allen & Company’s professional judgment, on the 25th percentile and the 75th percentile of the estimated transaction values observed for the selected transactions).

The following bolded and underlined language is added to page 92 of the joint proxy statement in the section with the heading “Opinion of Recursion’s Financial Advisor – Financial Analysis – Discounted Cash Flow Analysis.”

Allen & Company performed a discounted cash flow analysis of Exscientia, both before and after giving effect to potential cost savings expected by the management of Recursion to result from the Transaction, by calculating the estimated present value of the ~~standalone~~ unlevered, after-tax free cash flows that Exscientia was forecasted to generate during the last two quarters of the fiscal year ending December 31, 2024 through the full fiscal year ending December 31, 2049 based on financial forecasts and estimates relating to Exscientia provided to or discussed with Allen & Company by the management of Recursion. For purposes of this analysis, stock-based compensation was treated as a cash expense. Allen & Company calculated implied terminal values for Exscientia by applying to the unlevered, after-tax free cash flows that Exscientia was forecasted to generate from its future pipeline programs (net of corporate expenses) during the fiscal year ending December 31, 2049 a ~~selected~~ range of perpetuity growth rates of 2.75% to 3.25% selected based on Allen & Company’s professional judgment. The present values (as of June 30, 2024) of the cash flows and terminal values were then calculated using a selected range of discount rates of 13.25% to 15.75% derived from a weighted average cost of capital calculation for Exscientia.

The following bolded and underlined language is added to the second bullet on page 93 of the joint proxy statement in the section with the heading “Opinion of Recursion’s Financial Advisor – Financial Analysis – Certain Additional Information.”

•	publicly available Wall Street research analysts’ price targets for Exscientia ADSs (consisting of three such price targets) and Recursion Class A Common Stock (consisting of seven such price targets), which indicated an overall low to high target price range for Exscientia ADSs of $7.00 to $9.00 per ADS (with a median of $8.00 per ADS) and an overall low to high target price range for Recursion Class A Common Stock of $8.00 to $17.00 per share (with a median of $11.00 per share); and

The following bolded and underlined language is added to pages 97 of the joint proxy statement in the section with the heading “Opinion of Exscientia’s Financial Advisor – Summary of Centerview’s Financial Analysis – Discounted Cash Flow Analysis.”

In performing the discounted cash flow analysis of Exscientia, Centerview calculated the estimated present value of the standalone unlevered free cash flows that Exscientia was forecasted to generate during the three months ended December 31, 2024, through the year ending December 31, 2049, in the Exscientia-Prepared Risk Adjusted Forecasts for Exscientia. For the purposes of the discounted cash flow analysis, Centerview calculated unlevered free cash flow as follows: earnings before interest and taxes (EBIT), less tax expenses, less capital expenditures, plus depreciation and amortization and less change in net working capital. The implied terminal value was estimated based on unlevered proprietary and partnered asset cash flows declining in perpetuity after December 31, 2049, at a rate of free cash flow decline of 60% year-over-year, and unlevered future pipeline and overhead cash flows continuing in perpetuity after December 31, 2049, at a flat rate of free cash flow of 0%, as directed by Exscientia management. The cash flows were then discounted to September 30, 2024, using mid-year convention at discount rates ranging from 14.5% to 17.0% (based on Centerview’s analysis of Exscientia’s weighted average cost of capital). Based on its discounted cash flow analysis, Centerview then calculated a range of implied equity values of Exscientia. When calculating this range, Centerview added Exscientia’s estimated cash balance of $319 million and subtracted outstanding debt of €300,000 as of September 30, 2024, each as set forth in the Exscientia-Prepared Risk Adjusted Forecasts for Exscientia and included the benefit of tax savings of $259 million from the usage of Exscientia’s federal net operating losses as of December 31, 2023, estimated future losses and U.K. R&D tax credits, each as set forth in the Exscientia Internal Data. Centerview then calculated a range of implied equity values per Exscientia Share (a) by dividing the result of the foregoing calculations by the implied number of fully-diluted outstanding Exscientia Shares (~~determined using the treasury stock method and taking into account outstanding Exscientia Options, Exscientia RSUs~~calculated based on approximately 129.3 million Exscientia Ordinary Shares Outstanding and the dilutive impact under the treasury stock method of approximately 9.1 million Exscientia Options outstanding (including approximately 8.4 million share options and approximately 0.8 million share options subject to achievement of target performance) and approximately 1.5 million Exscientia RSUs outstanding (whether subject to time-based vesting conditions, performance-based vesting conditions, or a combination thereof) (excluding Exscientia RSUs issued to a terminated employee, as instructed by Exscientia’s senior management)~~and Exscientis RSUs~~) as of August 6, 2024, and as set forth in the Exscientia Internal Data and (b) taking into account the impact of the assumed equity raises, as set forth in the Exscientia Internal Data and as instructed by Exscientia management. This resulted in an implied per Exscientia Share equity value range for the Exscientia Shares of approximately $3.90 to $6.60, rounded to the nearest $0.05.

The following bolded and underlined language is added to page 98 of the joint proxy statement in the section with the heading “Opinion of Exscientia’s Financial Advisor – Summary of Centerview’s Financial Analysis – Discounted Cash Flow Analysis.”

Centerview reviewed stock price targets for Exscientia Shares in Wall Street research analyst reports publicly available as of August 7, 2024 (consisting of three such price targets), which indicated the latest available low and high stock price targets for Exscientia Shares ranged from $7.00 to $9.00 per share. Centerview also reviewed stock price targets for Recursion Shares in Wall Street research analyst reports publicly available as of August 7, 2024 (consisting of seven such price targets), which indicated the latest available low and high stock price targets for Recursion Shares ranged from $8.00 to $17.00 per share. Centerview then calculated the ratio of such low stock price target for Exscientia Shares to such high stock price target for Recursion Shares and the ratio of such high stock price target for Exscientia Shares to such low stock price target for Recursion Shares to derive an implied exchange ratio range of 0.4118x to 1.1250x. Centerview then compared these implied exchange ratios to the Exchange Ratio of 0.7729x and observed that the Exchange Ratio was within such implied exchange ratio range.

The following bolded and underlined language is added to pages 104-105 of the joint proxy statement in the section with the heading “Certain Unaudited Financial Forecasts – The Exscientia-Prepared Forecasts.”

The following table presents a summary of the Exscientia-Prepared Risk Adjusted Forecasts for Exscientia (USD in millions):

	2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E	2033E	2034E	2035E	2036E	2037E	2038E	2039E	2040E	2041E	2042E	2043E	2044E	2045E	2046E	2047E	2048E	2049E
Net Revenue(1)	$ 18	$ 50	$ 65	$ 72	$ 67	$ 68	$ 79	$ 57	$ 52	$ 82	$ 224	$ 479	$ 836	$ 1,264	$ 1,683	$ 1,987	$ 2,203	$ 2,383	$ 2,429	$ 2,323	$ 2,007	$ 1,661	$ 1,191	$ 873	$ 710	$ 659
Gross Profit(2)	$ 18	$ 50	$ 65	$ 72	$ 67	$ 68	$ 79	$ 57	$ 50	$ 76	$ 206	$ 429	$ 741	$ 1,121	$ 1,494	$ 1,763	$ 1,957	$ 2,122	$ 2,174	$ 2,078	$ 1,801	$ 1,487	$ 1,078	$ 791	$ 640	$ 593
EBIT(3)	$ (213)	$ (179)	$ (145)	$ (156)	$ (183)	$ (177)	$ (154)	$ (116)	$ (122)	$ (94)	$ 11	$ 211	$ 461	$ 796	$ 1,103	$ 1,328	$ 1,498	$ 1,638	$ 1,685	$ 1,589	$ 1,374	$ 1,131	$ 799	$ 571	$ 443	$ 406
Tax Expense (if profitable)	-	-	-	-	-	-	-	-	-	-	$ (1)	$ (26)	$ (58)	$ (99)	$ (138)	$ (166)	$ (187)	$ (205)	$ (211)	$ (199)	$ (172)	$ (141)	$ (100)	$ (71)	$ (55)	$ (51)
Capital Expenditures	$ (6)	$ (5)	$ (5)	$ (5)	$ (4)	$ (4)	$ (4)	$ (4)	$ (4)	$ (4)	$ (4)	$ (4)	$ (4)	$ (4)	$ (4)	$ (4)	$ (4)	$ (4)	$ (4)	$ (3)	$ (3)	$ (3)	$ (3)	$ (3)	$ (3)	$ (3)
Depreciation & Amortization	$ 24	$ 21	$ 17	$ 13	$ 9	$ 5	$ 4	$ 4	$ 4	$ 4	$ 4	$ 4	$ 4	$ 4	$ 4	$ 4	$ 4	$ 4	$ 4	$ 4	$ 4	$ 3	$ 3	$ 3	$ 3	$ 3
Change in Net Working Capital	-	-	-	-	-	-	$ (0)	$ (0)	$ (1)	$ (4)	$ (11)	$ (24)	$ (35)	$ (40)	$ (39)	$ (29)	$ (20)	$ (15)	$ (9)	$ 10	$ 26	$ 32	$ 45	$ 30	$ 12	$ 5
Unlevered Free Cash Flow(4)	$ (195)(5)	$ (163)	$ (133)	$ (148)	$ (179)	$ (177)	$ (154)	$ (116)	$ (123)	$ (97)	$ (1)	$ 161	$ 368	$ 657	$ 927	$ 1,133	$ 1,291	$ 1,419	$ 1,466	$ 1,400	$ 1,229	$ 1,022	$ 745	$ 530	$ 400	$ 360

(1)	Represents cash inflows from collaborations and commercialized product sales in each year as opposed to any amounts derived from the application of a GAAP accounting treatment.

(2)	Represents the cost of manufactured commercialized products and potential future outbound royalty payments only, while all other costs related to new and ongoing programs are recorded within separately under R&D expenses.

(3)	EBIT in this context is a non-IFRS and non-GAAP financial measure defined as earnings before interest expenses and taxes recognized on a cash rather than accounting basis.

(4)	Unlevered Free Cash Flow refers to EBIT, less tax expenses (assuming 12.5% tax rate per Exscientia management, excluding the impact of net operating losses and UK R&D tax credits), capital expenditures and changes in net working capital, plus depreciation and amortization.

(5)	Forecasted Unlevered Free Cash Flow for the three-month period ending December 31, 2024 was negative $49 million.

The following table presents a summary of the Exscientia-Prepared Forecasts for Recursion (USD in millions):

	2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E	2033E	2034E	2035E	2036E	2037E	2038E	2039E	2040E	2041E	2042E	2043E	2044E	2045E	2046E	2047E	2048E	2049E
Net Revenue(1)	$ 30	$ 48	$ 51	$ 238	$ 511	$ 1,062	$ 1,825	$ 2,342	$ 2,809	$ 2,942	$ 3,022	$ 2,591	$ 1,714	$ 1,415	$ 1,348	$ 1,376	$ 1,042	$ 950	$ 719	$ 667	$ 664	$ 656	$ 642	$ 627	$ 627	$ 627
Gross Profit(2)	$ 30	$ 48	$ 51	$ 226	$ 463	$ 948	$ 1,614	$ 2,071	$ 2,485	$ 2,603	$ 2,676	$ 2,303	$ 1,531	$ 1,269	$ 1,212	$ 1,239	$ 943	$ 861	$ 653	$ 606	$ 602	$ 594	$ 580	$ 565	$ 565	$ 565
EBIT(3)	$ (373)	$ (410)	$ (545)	$ (406)	$ (33)	$ 537	$ 1,148	$ 1,529	$ 1,859	$ 1,949	$ 2,009	$ 1,720	$ 1,139	$ 943	$ 901	$ 924	$ 701	$ 639	$ 479	$ 441	$ 442	$ 437	$ 424	$ 410	$ 410	$ 410
Tax Expense (if profitable)	-	-	-	-	-	$ (134)	$ (287)	$ (382)	$ (465)	$ (487)	$ (502)	$ (430)	$ (285)	$ (236)	$ (225)	$ (231)	$ (175)	$ (160)	$ (120)	$ (110)	$ (110)	$ (109)	$ (106)	$ (102)	$ (103)	$ (103)
Capital Expenditures	$ (15)	$ (15)	$ (5)	$ (5)	$ (5)	$ (4)	$ (4)	$ (4)	$ (4)	$ (4)	$ (4)	$ (4)	$ (4)	$ (3)	$ (3)	$ (3)	$ (3)	$ (3)	$ (3)	$ (3)	$ (3)	$ (2)	$ (2)	$ (2)	$ (2)	$ (2)
Depreciation & Amortization	$ 26	$ 24	$ 19	$ 15	$ 11	$ 7	$ 5	$ 4	$ 4	$ 4	$ 4	$ 4	$ 4	$ 4	$ 4	$ 3	$ 3	$ 3	$ 3	$ 3	$ 3	$ 3	$ 3	$ 2	$ 2	$ 2
Change in Net Working Capital	-	-	-	$ (12)	$ (29)	$ (60)	$ (79)	$ (52)	$ (46)	$ (14)	$ (7)	$ 45	$ 88	$ 31	$ 7	$ (2)	$ 34	$ 9	$ 22	$ 4	$ (1)	$ (0)	$ (0)	$ (0)	$ (0)	$ (0)
Unlevered Free Cash Flow(4)	$ (362)	$ (401)	$ (530)	$ (408)	$ (56)	$ 345	$ 782	$ 1,095	$ 1,349	$ 1,449	$ 1,500	$ 1,335	$ 943	$ 738	$ 683	$ 692	$ 560	$ 488	$ 381	$ 335	$ 331	$ 327	$ 318	$ 307	$ 308	$ 308

(1)	Represents cash inflows from collaborations and commercialized product sales in each year as opposed to any amounts derived from the application of a GAAP accounting treatment.

(2)	Represents the cost of manufactured commercialized products and potential future outbound royalty payments only, while all other costs related to new and ongoing programs are recorded within separately under R&D expenses.

(3)	EBIT in this context is a non-IFRS and non-GAAP financial measure defined as earnings before interest expenses and taxes recognized on a cash rather than accounting basis.

(4)	Unlevered Free Cash Flow refers to EBIT, less tax expenses (assuming 25% tax rate per Exscientia management, excluding the impact of net operating losses), capital expenditures and changes in net working capital, plus depreciation and amortization.

The following table presents a summary of the Exscientia-Prepared Non-Risk Adjusted Forecasts for Exscientia shared by Exscientia with Recursion (USD in millions). Exscientia management prepared Exscientia-Prepared Non-Risk Adjusted Forecasts for Exscientia assuming that all of Exscientia’s existing drug product candidates as well as future pipeline programs are successfully developed and commercialized. As is customary in the biotechnology industry, Exscientia management prepared the Exscientia-Prepared Risk Adjusted Forecasts for Exscientia and Recursion management prepared the Recursion-Prepared Risk Adjusted Forecasts for Exscientia by applying risk weightings and other adjustments to the Exscientia-Prepared Non-Risk Adjusted Forecasts for Exscientia to account for the estimated likelihood of successfully developing and commercializing Exscientia’s drug product candidates and to reflect other assumptions described above. None of Exscientia, Recursion or any of their respective directors, officers, employees, affiliates, advisors or representatives believed that the Exscientia-Prepared Non-Risk Adjusted Forecasts for Exscientia summarized below were achievable by Exscientia. The Exscientia-Prepared Non-Risk Adjusted Forecasts for Exscientia provided to Recursion did not include forecasts of Unlevered Free Cash Flow. The Exscientia-Prepared Non-Risk Adjusted Forecasts for Exscientia were not relied upon or used by Centerview in connection with rendering its opinion to the Exscientia Board and performing the related financial analyses as described in the section entitled “The Transaction — Opinion of Exscientia’s Financial Advisor” of this joint proxy statement.

The following bolded and underlined language is added to page 106 of the joint proxy statement in the section with the heading “Certain Unaudited Financial Forecasts – The Recursion-Prepared Forecasts.”

Recursion does not, as a matter of course, publicly disclose financial forecasts or projections as to future revenues or other results of its operations given, among other reasons, the uncertainty, unpredictability and subjectivity of the underlying assumptions and estimates. Recursion management did not prepare, and neither the Recursion Board nor Allen & Company received or reviewed, forecasts for ~~Recursion’s~~ future financial or operating performance of Recursion or of combined company following the Transaction (other than the Cost Savings) in connection with Recursion’s evaluation of the Transaction.

The following bolded and underlined language is added to page 107 of the joint proxy statement in the section with the heading “Certain Unaudited Financial Forecasts – The Recursion-Prepared Forecasts.”

(dollars in millions)	2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E	2033E	2034E	2035E	2036E	2037E	2038E	2039E	2040E	2041E	2042E	2043E	2044E	2045E	2046E	2047E	2048E	2049E
Net Revenue (1)	$ 18	$ 75	$ 79	$ 118	$ 94	$ 73	$ 30	$ 161	$ 128	$ 98	$ 225	$ 412	$ 685	$ 1,097	$ 1,570	$ 1,999	$ 2,318	$ 2,556	$ 2,609	$ 2,597	$ 2,363	$ 2,062	$ 1,772	$ 1,322	$ 1,080	$ 976
Gross Profit	$ 18	$ 75	$ 79	$ 118	$ 94	$ 73	$ 30	$ 161	$ 127	$ 92	$ 206	$ 370	$ 610	$ 979	$ 1,404	$ 1,787	$ 2,072	$ 2,288	$ 2,338	$ 2,331	$ 2,118	$ 1,847	$ 1,591	$ 1,191	$ 972	$ 878
EBITDA (2)	$ (155)	$ (77)	$ (84)	$ (68)	$ (123)	$ (159)	$ (181)	$ (69)	$ (101)	$ (115)	$ (23)	$ 115	$ 319	$ 622	$ 962	$ 1,279	$ 1,529	$ 1,703	$ 1,734	$ 1,738	$ 1,553	$ 1,319	$ 1,096	$ 750	$ 539	$ 439
Tax Expense (if profitable)	--	--	--	--	--	--	--	--	--	--	--	$ (24)	$ (75)	$ (150)	$ (235)	$ (314)	$ (377)	$ (420)	$ (427)	$ (428)	$ (382)	$ (323)	$ (267)	$ (180)	$ (127)	$ (102)
Capital Expenditures	$ (20)	$ (20)	$ (21)	$ (21)	$ (22)	$ (22)	$ (23)	$ (23)	$ (23)	$ (24)	$ (24)	$ (25)	$ (25)	$ (26)	$ (26)	$ (27)	$ (27)	$ (28)	$ (29)	$ (29)	$ (30)	$ (30)	$ (31)	$ (32)	$ (32)	$ (33)
Change in Net Working Capital	$ 1	$ (6)	$ (0)	$ (4)	$ 2	$ 2	$ 4	$ (13)	$ 3	$ 3	$ (13)	$ (19)	$ (27)	$ (41)	$ (47)	$ (43)	$ (32)	$ (24)	$ (5)	$ 1	$ 23	$ 30	$ 29	$ 45	$ 24	$ 10
Unlevered Free Cash Flow (3)(4)	$ (174)	$ (104)	$ (105)	$ (93)	$ (142)	$ (179)	$ (199)	$ (105)	$ (122)	$ (135)	$ (60)	$ 47	$ 191	$ 404	$ 653	$ 895	$ 1,093	$ 1,231	$ 1,273	$ 1,282	$ 1,165	$ 996	$ 827	$ 583	$ 404	$ 315

(1)	Represents cash inflows from collaborations and commercialized product sales in each year as opposed to any amounts derived from the application of a GAAP accounting treatment.

(2)	EBITDA in this context is a non-IFRS and non-GAAP financial measure defined as earnings before interest and taxes recognized on a cash rather than accounting basis (EBIT), plus depreciation and amortization.

(3)	Unlevered Free Cash Flow refers to EBIT, less tax expenses (assuming 25% tax rate per Recursion management), capital expenditures, and changes in net working capital plus depreciation and amortization.

(4)	Forecasted Unlevered Free Cash Flow for the last two quarters of the fiscal year ending December 31, 2024 was negative $87 million.

The following bolded and underlined language is added to page 108 of the joint proxy statement in the section with the heading “Interests of Recursion’s Directors and Executive Officers in the Transaction.”

Following the completion of the Transaction, the current members of the Recursion Board are expected to continue as members of the Recursion Board. In addition, pursuant to the Transaction Agreement, Recursion will appoint one~~two~~ member~~s~~ of the Exscientia Board to the Recursion Board. Dr. Gibson, Recursion’s current chief executive officer, is expected to continue as chief executive officer of Recursion following the completion of the Transaction. Certain non-binding proposals submitted by Recursion to Exscientia regarding a potential combination, as described in the section entitled “The Transaction — Background of the Transaction” of this joint proxy statement, indicated that Dr. Gibson would continue to serve as Recursion’s chief executive officer following a transaction.

The following bolded and underlined language is added to page 109 of the joint proxy statement in the section with the heading “Arrangements with Recursion.”

Pursuant to the Transaction Agreement, Exscientia may designate one~~two~~ member~~s~~ of the Exscientia Board, subject to approval of the Recursion Board in compliance with fiduciary duties under applicable law, to serve as a member~~s~~ of the Recursion Board following the consummation of the Transaction. In addition, prior to (or as promptly as practicable following) the Effective Time, Recursion will appoint to the Recursion Board one additional individual if mutually agreed upon prior to the Effective Time by Exscientia and Recursion and subject to fiduciary duties under applicable law.

The following bolded and underlined language is added to page 111 of the joint proxy statement as a new section.

Litigation Related to the Transaction

On October 22, 2024, a purported stockholder of Recursion filed a complaint in New York state court against Recursion and members of the Recursion Board, captioned Elliot v. Recursion Pharmaceuticals, Inc. et al., Case No. 655585/2024 (the “Elliot Complaint”). On October 23, 2024, a purported stockholder of Recursion filed a complaint in New York state court against Recursion and members of the Recursion Board, captioned Kent v. Recursion Pharmaceuticals, Inc. et al., Case No. 655606/2024 (the “Kent Complaint,” and together with the Elliot Complaint, the “Complaints”). The Complaints assert claims against the Recursion Board under New York law for negligent misrepresentation and concealment and for negligence with respect to allegedly false and misleading statements of facts and omissions of material facts. The Complaints seek, among other relief, to enjoin Recursion from proceeding with the Transaction unless and until Recursion cures certain alleged disclosure deficiencies in the joint proxy statement, actual and punitive damages, and an award of attorneys’ fees and costs.

Recursion believes that these lawsuits are without merit, but there can be no assurance that Recursion will ultimately prevail in these or other lawsuits. Additional lawsuits may be filed before the Recursion special meeting, the Exscientia shareholder meetings or the consummation of the Transaction.

The following bolded and underlined language is added to page 113 of the joint proxy statement in the section with the heading “Board of Directors of Recursion Following Completion of the Transaction.”

Pursuant to the Transaction Agreement, Exscientia may designate one~~two~~ member~~s~~ of the Exscientia Board, subject to approval of the Recursion Board in compliance with fiduciary duties under applicable law, to serve as a member~~s~~ of the Recursion Board following the consummation of the Transaction. In addition, prior to (or as promptly as practicable following) the Effective Time, Recursion will appoint to the Recursion Board one additional individual if mutually agreed upon prior to the Effective Time by Exscientia and Recursion and subject to fiduciary duties under applicable law.

*          *          *

Additional Information and Where to Find It

The Transaction between Recursion and Exscientia is the subject of the definitive joint proxy statement filed on October 10, 2024 by Recursion and Exscientia with the SEC, as amended by the Supplemental Disclosures (the “Joint Proxy Statement”). The Joint Proxy Statement provides full details of the Transaction and the attendant benefits and risks, including the terms and conditions of the Scheme of Arrangement and the other information required to be provided to Recursion’s stockholders under the applicable provisions of the United Kingdom Companies Act 2006. This communication is not a substitute for the Joint Proxy Statement or any other document that Recursion or Exscientia may file with the SEC or send to their respective security holders in connection with the Transaction.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT (WHICH INCLUDES AN EXPLANATORY STATEMENT IN RESPECT OF THE SCHEME OF ARRANGEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT MAY BE FILED WITH THE SEC OR SENT TO RECURSION’S STOCKHOLDERS OR EXSCIENTIA’S SHAREHOLDERS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made in the United States absent registration under the U.S. Securities Act of 1933, as amended (Securities Act), or pursuant to an exemption from, or in a transaction not subject to, such registration requirements. Recursion securities issued in the Transaction are anticipated to be issued in reliance upon an available exemption from such registration requirements pursuant to Section 3(a)(10) of the Securities Act.

Forward Looking Statements

Statements contained herein which are not historical facts may be considered forward-looking statements under federal securities laws and may be identified by words such as “anticipates,” “believes,” “estimates,” “expects,” “intends,” “plans,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” or words of similar meaning and include, but are not limited to, statements regarding the Transaction by and between Recursion and Exscientia and the outlook for Recursion’s or Exscientia’s future business and financial performance. Such forward-looking statements are based on the current beliefs of Recursion’s and Exscientia’s respective management as well as assumptions made by and information currently available to them, which are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Actual outcomes and results may vary materially from these forward-looking statements based on a variety of risks and uncertainties including: the occurrence of any event, change or other circumstances that could give rise to the termination of the Transaction Agreement; the inability to obtain Recursion’s stockholder approval or Exscientia’s shareholder approval or the failure to satisfy other conditions to completion of the Transaction, including obtaining the sanction of the High Court of Justice of England and Wales to the Scheme of Arrangement, on a timely basis or at all, and the receipt of required regulatory approvals; risks that the Transaction disrupts each company’s current plans and operations; the diversion of the attention of the respective management teams of Recursion and Exscientia from their respective ongoing business operations; the ability of either Recursion, Exscientia or the combined company to retain key personnel; the ability to realize the benefits of the proposed combination, including cost synergies; the ability to successfully integrate Exscientia's business with Recursion’s business, at all or in a timely manner; the outcome of any legal proceedings that may be instituted against Recursion, Exscientia or others following announcement of the proposed combination; the amount of the costs, fees, expenses and charges related to the proposed combination; the effect of economic, market or business conditions, including competition, regulatory approvals and commercializing drug candidates, or changes in such conditions, have on Recursion’s, Exscientia’s and the combined company’s operations, revenue, cash flow, operating expenses, employee hiring and retention, relationships with business partners, the development or launch of technology enabled drug discovery, and commercializing drug candidates; the risks of conducting Recursion’s and Exscientia’s business internationally; the impact of changes in interest rates by the Federal Reserve and other central banks; the impact of potential inflation, volatility in foreign currency exchange rates and supply chain disruptions; the ability to maintain technology-enabled drug discovery in the biopharma industry; and risks relating to the market value of Recursion’s common stock to be issued in the Transaction.

Other important factors and information are contained in the Joint Proxy Statement, including the risks summarized in the section entitled “Risk Factors” thereof, and Recursion’s other periodic filings with the SEC, which can be accessed at https://ir.recursion.com or www.sec.gov. All forward-looking statements are qualified by these cautionary statements and apply only as of the date they are made. Recursion does not undertake any obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

Item 9.01. Financial Statements and Exhibits.

Exhibit Number	Description
2.1	First Amendment to Transaction Agreement by and between Recursion Pharmaceuticals, Inc. and Exscientia plc dated as of November 5, 2024.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized on November 6, 2024.

RECURSION PHARMACEUTICALS, INC.

By:	/s/ Michael Secora
Michael Secora
Chief Financial Officer

Exhibit 2.1

EXECUTION VERSION

FIRST AMENDMENT TO TRANSACTION AGREEMENT

This first Amendment TO THE TRANSACTION AGREEMENT (this “Amendment”), dated as of November 5, 2024, is by and between Recursion Pharmaceuticals, Inc., a Delaware corporation (“Parent”), and Exscientia plc, a public limited company incorporated in England and Wales with registered number 13483814 (the “Company”).

WHEREAS, Parent and the Company are parties to that certain Transaction Agreement, dated as of August 8, 2024 (the “Agreement”). Capitalized terms used but not defined in this Amendment shall have the respective meanings given to them in the Agreement.

WHEREAS, Parent and the Company desire to amend the Agreement as set forth herein pursuant to Section 11.03(a) of the Agreement; and

WHEREAS, the Parent Board and the Company Board have each approved and declared advisable this Amendment.

NOW, THEREFORE, in consideration of the agreements contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

1.            Amendment to the Agreement.

1.1            Section 2.05(d) of the Agreement is hereby amended and restated in its entirety to read as follows:

“(i) Prior to the Effective Time and effective as of the Effective Time, Parent shall appoint to the Parent Board one (1) member of the Company Board, as of the date hereof, selected by the Company and subject to Parent’s approval in compliance with the fiduciary duties under Applicable Law of the Parent Board and (ii) prior to (or as promptly as practicable following) the Effective Time, Parent shall appoint to the Parent Board one (1) additional individual if mutually agreed upon prior to the Effective Time by the Company and Parent and subject to the fiduciary duties under Applicable Law of the Parent Board, and subject in each case to the continued willingness and ability of such individual to serve on the Parent Board at the time of appointment.”

2.            Effect on the Agreement. Except as explicitly amended and/or superseded by this Amendment, all of the terms and conditions of the Agreement remain, and shall remain, in full force and effect, unmodified hereby. This Amendment shall not constitute an amendment or waiver of any provision of the Agreement not expressly amended or waived herein and shall not be construed as an amendment, waiver or consent to any action that would require an amendment, waiver or consent, except as expressly set forth herein. Upon the execution and delivery hereof, the Agreement shall thereupon be deemed to be amended and supplemented as hereinabove set forth as fully and with the same effect as if the amendments and supplements made hereby were originally set forth in the Agreement. This Amendment and the Agreement shall each henceforth be read, taken and construed as one and the same instrument, but such amendments and supplements shall not operate so as to render invalid or improper any action heretofore taken under the Agreement. If and to the extent there are any inconsistencies between the Agreement and this Amendment with respect to the matters set forth herein, the terms of this Amendment shall control. On and after the date hereof, each reference in the Agreement to “this Agreement,” “hereunder,” “herein” or words of like import shall mean and be a reference to the Agreement as amended by this Amendment, provided that references in the Agreement to “the date hereof” or “the date of this Agreement” or words of like import shall continue to refer to the date of August 8, 2024. Nothing contained herein invalidates or shall release or impair any covenant, condition, agreement or stipulation in the Agreement.

EXECUTION VERSION

3.            Counterparts. This Amendment may be executed in counterparts, including by facsimile, by email with .pdf attachments, or by other electronic transmission (including DocuSign and AdobeSign), each of which shall be deemed an original, but all of which shall constitute the same instrument.

4.            Application of Certain Sections of the Agreement. Section 11.05(b) (Assignment), Section 11.06 (Governing Law), Section 11.07 (Jurisdiction; Venue), Section 11.10 (Entire Agreement), Section 11.11 (Severability), and Section 11.13 (Interpretation) of the Agreement shall apply mutatis mutandis to this Amendment as if set forth in full herein.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have duly executed this Amendment as of the date first written above.

RECURSION PHARMACEUTICALS, INC.

By:	/s/ Christopher Gibson
Name: Christopher Gibson
Title: Chief Executive Officer

EXSCIENTIA PLC

By:	/s/ David Hallett
Name: David Hallett
Title: Interim Chief Executive Officer

[Signature Page to First Amendment to Transaction Agreement]